Exhibit 99.1

Akari Therapeutics Announces Edison’s Withdrawal of Edison Report titled “Akari’s Coversin matches Soliris in Phase II”

NEW YORK and LONDON, April 27, 2017 (GLOBE NEWSWIRE) -- Akari Therapeutics (NASDAQ: AKTX), an emerging growth, clinical-stage biopharmaceutical company, released today a statement that Edison Investment Research Ltd. has withdrawn its report issued yesterday titled  “Akari’s Coversin matches Soliris in Phase II” (the “Edison Report”) because it contains material inaccuracies, including without limitation, with respect to Akari’s recently announced interim analysis of its ongoing Phase 2 PNH trial of Coversin. Investors should not rely upon any information contained in the Edison Report and instead should refer to Akari’s press release issued on April 24, 2017 that discusses the interim analysis of its ongoing Phase 2 PNH trial and other matters.

About Akari Therapeutics Plc

Akari is a clinical-stage biopharmaceutical company focused on the development and commercialization of life-transforming treatments for a range of rare and orphan autoimmune and inflammatory diseases caused by dysregulation of complement C5 and Leukotriene B4 (LTB4), including paroxysmal nocturnal hemoglobinuria (“PNH”), atypical Hemolytic Uremic Syndrome (“aHUS”), and Guillain Barré syndrome (“GBS”). Akari’s lead product candidate, Coversin™ complement inhibitor, a second-generation complement inhibitor, acts on complement component-C5, preventing the release of C5a and the formation of C5b–9 (also known as the membrane attack complex or MAC), and independently also inhibits LTB4 activity. C5 inhibition is growing in importance in a range of rare autoimmune diseases related to dysregulation of the complement component of the immune system, including PNH, aHUS, and GBS. Exploiting the power of nature, Akari is also developing other tick derived proteins and expects to bring additional compounds to clinical trials over the next several years. The pipeline is focused on developing bioengineered versions of native tick salivary proteins that act as anti-inflammatory compounds allowing the tick to remain on its host. These compounds include PGP sparing LTB4 inhibitors, classical and alternative complement inhibitors, anti-histamines, and serotonin inhibitors as examples. Akari is also developing engineered forms that allow for potential oral absorption, as, for example, a potential orally absorbed C5 inhibitor, and tissue specific proteins, as, for example, Coversin™ that acts specifically at the neuromuscular junction for diseases like myasthenia gravis

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; our inability to obtain additional capital on acceptable terms, or at all; unexpected cost increases and pricing pressures; uncertainties of cash flows and inability to meet working capital needs; and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed on March 31, 2017. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

Contact:

Investor Contact:

The Trout Group

Lee Stern

lstern@troutgroup.com

646–378–2922

Media Contact:

Susan Forman / Laura Radocaj

Dian Griesel Int'l.

(212) 825-3210